FRANK J. HARITON  ATTORNEY - AT - LAW

1065 Dobbs Ferry Road  White Plains  New York 10607  (Tel) (914) 674-4373  (Fax) (914) 693-2963  (e-mail) hariton@sprynet.com

July 26, 2013

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attn:. H. Roger Schwall, Assistant Director

Re:

Sauer Energy, Inc. (the “Company”)

Registration Statement on Form S-1

File No. 333-189275 (the “Registration Statement”)

Filing of Amendment Number 1 (“Amendment No 1”)

Comment Letter, dated June 27, 2013 (the “Comment Letter”)

Dear Mr. Schwall:

The Company is filing Amendment Number 1 and the changes therein consist primarily of updating, changes in response to the Comment Letter and discussions with the staff (to both the Registration Statement and the Equity Purchase Agreement) and correction of minor typographical errors in the prior filing.  The numbered paragraphs below respond to the like numbered paragraph in the Comment Letter.

1.

I have carefully reviewed the referenced Compliance and Disclosure Interpretations and sought to fully comply with all requirements thereof.  I personally thank the staff for its cooperation and indulgence.

2.

We have amended the Equity Purchase Agreement and the Registration in response to staff comments, including, but not limited to, removing the language on page 37 referred to in the Comment Letter and have eliminated Section 6.2 of the Equity Purchase Agreement.

3.

We have removed the schedule from the Equity Purchase Agreement and updated information throughout the prospectus as available.  We have inserted the correct auditor report.

4.

A footnote has been added in response to the comment.

Should you require anything further, do not hesitate to contact me.

Very truly yours,

/s/ Frank J. Hariton

Frank J. Hariton